EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2002	2001	2000
	(Dollars in thousands)
I. Earnings
Net income	$11,507	$8,040	$7,751
Fixed charges excluding preferred stock dividends	—	—	—

Earnings before fixed charges	$11,507	$8,040	$7,751

II. Fixed charges:
Preferred stock dividends	$9,663	$5,987	$5,775

III. Ratios of earnings to fixed charges	1.19x	1.34x	1.34x